Exhibit 99.1

Blue Gold Announces Appointment of Kevin Clark as Executive Chairman of the Board

NEW YORK, September 21, 2026 /PRNewswire/ -- Blue Gold Limited (Nasdaq: BGL) (Nasdaq: BGLWW) (“Blue Gold” or the “Company”), a gold mining company with the infrastructure to deliver gold from mine-to-wallet, today announced a series of leadership, governance and strategic initiatives designed to strengthen operational execution, improve liquidity, and enhance long-term shareholder value.

Kevin Clark has been appointed Executive Chairman of the Board of Directors of the Company, effective September 17, 2026. Mr. Clark succeeds Andrew Cavaghan, who has resigned as Chairman of the Board, Chief Executive Officer, and as a director, effective the same date.

Mr. Clark graduated with honors with a BS in Electrical Engineering and Computer Science from the University of California, Berkeley. He also holds a Master’s Degree in Electrical and Computer Engineering from the University of California at San Diego and a JD from Stanford Law School, where he graduated Order of the Coif. As an engineer at Qualcomm, he designed integrated circuits for satellite and cellular wireless applications, led teams designing industry-leading code division multiple access (CDMA) chips for use in second and third generation cellular systems, and later, as a patent agent, secured and managed intellectual property, primarily patent prosecution and licensing. As founding partner of Silicon Edge Law Group LLP, he helped form a unique firm specializing in helping high-tech companies develop, protect, and enhance their intellectual assets and shareholder value. He now maintains his own intellectual property law practice and remains Of Counsel to the firm. Mr. Clark was a principal at Integrity Partners, an early investor in Baidu. He joined Integrity Partners shortly after its formation, evaluating investment opportunities and working alongside entrepreneurs in portfolio companies, providing strategy, fundraising, and M&A analysis.

In his new role as Executive Chairman, Mr. Clark will provide strategic leadership for the Company and will work closely with the Board and management to execute on the Company’s key priorities.

Mr. Clark stated, “This is an important time for the Company, and I believe it is an opportunity to look forward and develop a strategic plan which delivers shareholder value. I am taking on the role of Executive Chairman with a focus on providing leadership and direction to assist the Company in realizing the full potential of its assets. I would also like to personally thank Andrew Cavaghan for his leadership, dedicated service and extraordinary time commitment to Blue Gold.”

Additional Management and Board Changes

The Company also announced that Gary Herman has been appointed as a non-executive director and Audit Committee Chairman, replacing Tao Tan, effective September 17, 2026. Mr. Herman is a seasoned investor and capital-markets professional with more than three decades of experience in investing, corporate management, restructuring and governance across public and private companies. He currently serves as Chief Operating Officer of Galloway Capital Partners, LLC and has served on the boards of numerous public and private companies. Earlier in his career, Mr. Herman held investment management roles with Arcadia Securities, LLC and was an investment banker with Burnham Securities, Inc.

Jim Samuelson has resigned as Chief Financial Officer, effective September 17, 2026. The Company has engaged EMS Consulting Services, LLC (“EMS”) to provide outsourced financial and accounting services, with Shah Nawaz, a Chartered Accountant and employee of EMS, designated to serve as the Company’s certifying officer. EMS is led by founder Eric Sherb, a Certified Public Accountant with 19 years of experience in accounting, financial advisory, audit and mergers and acquisitions, including extensive experience advising public companies on financial reporting, technical accounting and strategic finance.

About Blue Gold Limited

Blue Gold Limited (Nasdaq: BGL) (Nasdaq: BGLWW) is a gold mining company with the infrastructure to deliver gold from mine-to-wallet. The Company’s mission is to explore, develop and operate high quality mining projects while leveraging modern technologies to sell the gold directly to end customers in tokenized form. Blue Gold prioritizes growth, sustainable development, and transparency in all its business practices. We believe that our commitment to responsible mining will enable us to create value for our shareholders while minimizing our environmental footprint.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor for forward-looking statements provided by Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these forward-looking statements, which are current only as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties. Important factors that could cause actual results to differ materially from those discussed or implied in the forward-looking statements include, but are not limited to: general economic or political conditions; negative economic conditions that could impact Blue Gold Limited and the gold industry in general; reduction in demand for Blue Gold Limited’s products; changes in the markets that Blue Gold Limited targets; and any change in laws applicable to Blue Gold Limited or any regulatory or judicial interpretation. As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. These and other important factors and risks are discussed in Blue Gold Limited’s annual report on Form 20-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2026, and other filings with the SEC. In light of these risks, uncertainties, and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results, and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events, or otherwise. For more information regarding Blue Gold Limited, please visit https://bluegoldltd.com.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities.

For Further Information Contact:

Dave Gentry

RedChip Companies, Inc.

1-800-REDCHIP (733-2447)

1-407-644-4256

BGL@redchip.com